QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(2)(A)

November 1, 2010

Dear Hawk Stockholder:

        I am pleased to inform you that on October 14, 2010, Hawk Corporation ("Hawk") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Carlisle Companies Incorporated ("Carlisle") and HC Corporation, a wholly-owned subsidiary of Carlisle (the "Purchaser").

        Under the terms of the Merger Agreement, the Purchaser is commencing today a cash tender offer (the "Offer") to purchase all of the outstanding shares of Hawk's Class A common stock, par value $0.01 per share ("Hawk Common Stock"), including the associated preferred share purchase rights, at a price per share of $50.00, net to the seller in cash, without interest and less any applicable withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase and the Letter of Transmittal, each dated November 1, 2010, and related materials enclosed with this letter. Unless subsequently extended in accordance with its terms, the Offer is currently scheduled to expire at 12:00 midnight, New York City time at the end of the day on Tuesday, November 30, 2010. If the Offer is successful, the Purchaser will merge with and into Hawk on the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"). In the Merger, each share of Hawk Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares held by stockholders, if any, who properly perfect their appraisal rights under Delaware law) will be cancelled and converted into the right to receive the Offer Price.

        Hawk's board of directors, based upon, among other things, the recommendation of a special committee of independent directors, has unanimously (1) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determined that the Merger Agreement and terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable to, fair to, and in the best interests of, Hawk and its stockholders, (3) recommended that Hawk's stockholders accept the Offer and tender their shares of Hawk Common Stock pursuant to the Offer, and (4) recommended that Hawk's stockholders adopt the Merger Agreement and, if applicable, vote in favor of the Merger.

        In arriving at its recommendation, Hawk's board of directors gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including the Letter of Transmittal for use in tendering your shares of Hawk Common Stock to the Purchaser in the Offer. These documents set forth the terms and conditions of the Purchaser's Offer to Purchase and provide instructions as to how to tender your shares. I urge you to read and consider each of the enclosed materials carefully.

Sincerely,

Ronald E. Weinberg
 Chairman of the Board and Chief Executive Officer

QuickLinks

  Exhibit (a)(2)(A)